EXHIBIT 1.A.(13)(f)
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                    RIDER FOR TERM INSURANCE BENEFIT ON LIFE
                        INSURED SPOUSE--DECREASING AMOUNT

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

BENEFIT

     We will pay an amount under this benefit if we receive due proof that the insured spouse died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default beyond the last day of the grace period. We will pay this amount to the beneficiary for insurance payable upon the insured spouse's death. But our payment is subject to all the provisions of the benefit and of the rest of this contract. The phrase insured spouse means the Insured's spouse named in the application for this contract.

     We show the initial amount of term insurance under this benefit on the contract data pages. We also show the term period for the benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.

AMOUNTS PAYABLE

     The amount we will pay depends on when death of the insured spouse occurs. In the Table of Amounts of Insurance on the contract data page(s) we show the amount we will pay if death occurs in a given contract year.

                                PAID-UP INSURANCE

PAID-UP INSURANCE ON LIFE OF INSURED SPOUSE

     The Insured might die: (1) in the term period for this benefit; (2) while this contract is in force and not in default past the last day of the grace period; and (3) while the insured spouse is living. In this case, the insurance on the life of the insured spouse under the benefit will become paid-up term insurance for decreasing amounts. We will compute these amounts from the Table of Amounts of Insurance. While the paid-up insurance is in effect, the contract will remain in force until the end of the term period for the benefit. The paid-up insurance will have cash values but no loan value.

     If the Insured dies by suicide within the period which we state in the Suicide Exclusion under General Provisions of the contract and our liability is limited as we state for suicide in that provision, any provision for paid-up insurance on the life of the insured spouse will not apply. Instead, we will then offer to insure the insured spouse under a new contract of whole life or endowment insurance, The new contract will be subject to conditions and charges that are then determined, in accordance with regular rules in effect at the time. Its amount will not be less than the greater of: (1) the amount of insurance on the insured spouse's life under this contract, and (2) the lowest amount offered for the plan of insurance to be provided by the new contract. And proof that the insured spouse is insurable will not be required, unless the new contract is to provide either an increased amount of insurance or a benefit that did not apply to the insured spouse under this contract.

     If this offer is not accepted, we will include the sum of the premiums paid for this benefit as part of the contract premiums to be returned at the time of settlement.

     If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. We base this net cash value on the insured spouse's age and sex. The insured spouse's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Non-Smoker Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

     We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 10 days, we will pay interest at the rate that then applies to the Interest Payment Option (see page 20). If we are asked for the values which apply, we will furnish them.


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                     CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

     While the Insured is living, you may be able to exchange this benefit for a new contract of life insurance on the life of the insured spouse. In any of these paragraphs, when we use the phrase new contract we mean the contract for which the benefit may be exchanged. You will not have to prove that the insured spouse is insurable.

CONDITIONS

     Your right to make this exchange is subject to all these conditions: (1) The amount we would have paid under this benefit if the insured spouse had died just before the contract date of the new contract must be large enough to meet the minimum for a new contract, as we describe under Contract Specifications.
(2) You must ask for the exchange in writing and in a form that meets our needs.
(3) You must send this contract to us to be endorsed. (4) We must have your request and the contract at our Home Office while the benefit is in force and at least five years before the end of its term period.

     The new contract will not take effect unless the premium for it is paid while the insured spouse is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this benefit ended just before that contract date.

PREMIUM CREDIT

     If your request for a new contract is received at our Home Office before the fifth anniversary of this contract, we will allow a credit on each premium that is due or scheduled for payment during the first year of the new contract. If, as of the date of the new contract, this contract has been in force for at least one year, the credit will be equal to 10% of the premium for the new contract, excluding any premium or charge for an extra risk. If, as of the date of the new contract, this contract has been in force for less than one year, the credit will be equal to the credit determined in the preceding sentence, multiplied by the number of months for which this contract has been in force, divided by twelve. We will apply the credit to each due or scheduled first-year premium on the date we receive payment of the balance of that premium.

     Example: You might request an exchange during the third year of this contract. Let us assume that premiums due or scheduled under the new contract resulting from the exchange would be $100 monthly with no premium or charge for an extra risk). We would apply a credit of $10 on each date on which we receive payment of at least $90 for a monthly premium that is due or scheduled for payment during the first year of the new contract. If you requested this exchange after this contract had been in force for only 6 months, we would apply a credit of $5 ($10 multiplied by 6, divided by 12) on each date on which we receive payment of $95 for a monthly premium that is due or scheduled during the first year of the new contract.

CONTRACT DATE

     The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be less than five years before the end of the term period for the benefit. And it may not be more than 31 days before we have your request at our Home Office.

CONTRACT SPECIFICATIONS

     The new contract will be in the standard rating class. We will set the issue age and the premiums for the new contract in accord with our regular rules in use on its contract date.

The contract may be any of of the following:

1. A Life Paid Up at Age 85 plan. In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount you ask for in your request. But it cannot be less than $10,000 or more than 80% of the amount we would have paid under this Benefit if the Insured had died just before the contract date of the new contract. (Since $10,000 is 80% of $12,500, the amount we would have paid must be at least $12,500 for the exchange to be possible.)

2. A contract of life insurance of a kind regularly being issued by Pruco Life Insurance Company at that time for $25,000 or more. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000 or more than 80% of the amount we would have paid under the Benefit if the Insured had died just before the contract date of the new contract. (Since $25,000 is 80% of $31,250, the amount we would have paid must be at least $31,250 for this exchange to be possible.)


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     We will not pay any premium under a new contract unless the disability started on or after its contract date. And we will not pay any premium under a new contract unless it has a benefit for paying premiums in the event of disability. This will be so even if we have paid premiums under this contract.

CHANGES

     You may be able to have this benefit changed to a new contract of life insurance other than in accord with the requirements for exchange that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

                            MISCELLANEOUS PROVISIONS

OWNERSHIP AND CONTROL

     Unless we endorse this contract to say otherwise, while the Insured is living the owner alone may exercise all ownership and control of this contract. This includes, but is not limited to, these rights: (1) to assign the contract; and (2) to change any subsequent owner. A request for such a change must be in writing to us at our Home Office and in a form that meets our needs. The change will take effect only when we endorse the contract to show it.

     Unless we endorse this contract to say otherwise: (1) while any insurance is in force after the Insured's death, the owner of the contract will be the insured spouse; and (2) the owner alone will be entitled to (a) any contract benefit and value, and (b) the exercise of any right and privilege granted by the contract or by us. But any insurance payable upon the Insured's death will be payable to the beneficiary for that insurance.

BENEFICIARY

     The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the Insured.

     Unless we endorse this contract to say otherwise, the beneficiary for insurance payable upon the death of the insured spouse will be the Insured if living, otherwise the estate of the insured spouse.

     The beneficiary for insurance payable upon the death of the insured spouse may be changed. The request must be in writing and in a form that meets our needs. It will take effect only when we file it at our Home Office; this will be after the contract is sent to us to be endorsed, if we ask for it. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the insured spouse is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

MISSTATEMENT OF AGE OR SEX

     If the insured spouse's stated age or sex or both are not correct, we will change each benefit and any amount payable to what the premiums and charges would have bought for the correct age and sex.

     The Schedule of Premiums may show that premiums change or stop on a certain date. We may have used that date because the insured spouse would attain a certain age on that date. If we find that the issue age for the insured spouse was wrong, we will correct that date.

SUICIDE EXCLUSION

     If the insured spouse, dies by suicide within the period which we state in the Suicide Exclusion under General Provisions and while this benefit is in force, we will not pay the amount we describe under benefit above. Instead, we will pay no more than the sum of the monthly charges deducted for this benefit to the date of death plus the charge for applicable taxes. We will make that payment in one sum.

REINSTATEMENT

     If this contract is reinstated, it will not include the insurance that we provide under this benefit on the life of the insured spouse unless we are given any facts we need to satisfy us that the insured spouse is insurable for the benefit.


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CONTRACT VALUE OPTIONS

     If this contract has a Contract Value Options provision, it will apply only during the Insured's lifetime. Any extended or reduced paid-up insurance that may be described there is on the life of the Insured only.

CONTRACT LOANS

     If this contract has a Loans provision, we will not consider any contract debt when we determine the amount payable, if any, at the death of the insured spouse.

INCONTESTABILITY

     Except for default, we will not contest this benefit after it has been in force during the insured spouse's lifetime for two years from the issue date.

BENEFIT PREMIUMS AND CHARGES

     We show the premiums for this benefit in the contract data pages. From each premium payment, we make the deductions shown on those pages and the balance is the invested premium amount which is added to the contract fund.

     The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the contract data pages.

     Benefit premiums and monthly charges stop on the earliest of: (1) the death of the Insured, (2) the death of the insured spouse, and (3) the contract anniversary at the end of the term period for this benefit.

TERMINATION

     This benefit will end on the earliest of:

1. the end of the last day of grace if the contract is in default: it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the last day before the contract date of any other contract (a) for which the benefit is exchanged, or (b) to which the benefit is changed;

3. the date the contract is surrendered under its Cash Value Option, if it has one, or the paid-up insurance, if any, under the benefit is surrendered; and

4.   the date the contract ends for any other reason.

     Further, if you ask us in writing, and we agree, we will cancel the benefit as of the first monthly date on or after we receive your request Contract premiums and monthly charges due then and later will be reduced accordingly.

     THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                              PRUCO LIFE
                              Insurance Company of New Jersey,


                                            By DOROTHY K. LIGHT
                                               Secretary

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